

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY -
WORK HISTORY DOCUMENTS



Michael Wong
206-354-7557 | michael@peeka.me

Professional Experience

CEO | **Peeka** *July 2016- Present*
- Using experience from working at Disneyland, created Peeka VR, a mobile platform where children's books come to life in virtual reality
- Assembled a boostrapped team of 10+ in Seattle and LA to build our platform and content library
- Launched in Seattle, Idaho, and South Carolina to thousands of students

Head of Community | **Bunker Capital** *August 2018- July 2019*
- Architect investor marketing strategies to amass community needed to reach our enterprise client goals, and help navigate ever-changing SEC compliance landscapes
    o Industries spanning mobile markets, cannabis, real estate, gaming, and more
- Created copy/creative collateral for several websites, presentation decks, one sheets, adverts per month in rapid iterations

Lead Community Strategist | **New Alchemy** *August 2017- August 2018*
- Led the community team responsible for helping clients raise hundreds millions of dollars in token sales and security offerings in the emerging blockchain technology sector
- Personally managed or trained community management on projects e.g. Aion Network, Metronome, and ZeroSum, amassing over $50M in crowdfunded fundraises

Freelance **(Copywriting and Social Media)** *March 2015- August 2018*
- Consult, plan, concept and execute compelling digital and OOH marketing campaigns for a variety of clients with a focus on tech startups and agency partners (Sky Media (Youtube), The Bellevue Collection, Microsoft Design, Bartell Drugs, and more)
    o Planned and executed a growth hacking campaign targeting incoming college freshmen that drove over **20,000** hyper-relevant downloads in under 90 days
    o <u>Sky Media</u>: Developed and execute a social media content strategy with multiple daily posts for over **25M** fans across Twitter, YT and FB

Campaign Copywriter | **REI** *August 2015- March 2015*
- Responsible for creating compelling, customer engaging content and advertisements for all of REI's social media accounts, mass media channels, their blog and beyond
- Launched the **#OptOutside** Black Friday campaign on social media, now evergreen

Social Media Strategist | **Branding Personality (agency)** *March 2013- May 2015*
- Increased Goodwill of Orange County's Facebook following from 1K to 23K and their Twitter following from 2K to 15K in under one year

Education

Chapman University, **Wilkinson School of Humanities** *Graduated May 2015*
- Bachelor of Fine Arts (Chancellor's List) | Creative Writing/English
- Guest columnist in "The Panther" and "Calliope Art & Literary Magazine" contributor

Alexander Comfortes

(310) 593-1569 | Alex.Comfortes@gmail.com | Seattle, WA

EXPERIENCE

PEEKA VR — Seattle, WA
Co-Founder, CFO, COO — *2016-Present*

Peeka VR brings children's books to life in virtual reality

- Management of all internal projects including hardware, content, and platform development
- In charge of all purchases and cash flow management
- Helped launch Peeka in multiple states across the US

CALIFORNIA COMMERCIAL INVESTMENT GROUP — Westlake Village, CA
Financial Analyst — *2015-2016*

CCIG is a full-service acquisition, asset/property management, and development firm

- Review financial records for real property including audits, historical income and expense statements, rent trending, and proforma statements in order to analyze purchases, sales, or refinances
- Underwrite and analyze new transactions to determine financial viability of real estate investment
- Analyze rent comparability studies to help determine rental increase processes for HAP Properties
- Aid with initial property budget reviews and help with budget templates
- Analyze portfolio trends in order to create better financial models and better underwriting standards
- Prepare financial reports for senior management as requested

THE MONTGOMERY SUMMIT — Santa Monica, CA
Business Analyst — *2014 –2015*

The Montgomery Summit gathers entrepreneurs, investors, and leading executives to discover innovations in technology

- Researched & compiled database of 3,200+ companies as well as 1,000+ Venture Capital & Private Equity firms across the US, Canada, Europe, and Asia for vetting and possible invitation to the conference
- Helped cut the cost of the overall event by 5% by making cost-effective measures such as using different staffing for the event, using different suppliers, and acquiring new sponsorships
- Rebuilt Customer Relationship Management model by transitioning it from an Excel based platform to Salesforce
- Conducted and presented research to prospective companies and investors

MIXON|JOLLY LLP — Costa Mesa, CA
Executive Assistant — *2013*

Mixon|Jolly LLP is a local law firm that focuses on Investment Fraud, Business Litigation, & Business Transactions

- Prepared 100+ legal documents and reviewed evidence for the partners
- Communicated the progress of clients' cases in person & spoke with counsel members regarding present cases

IMPERIAL TOY LLC — Hong Kong, China
Business Analyst (Intern) — *2012*

Imperial Toy LLC is the worldwide leader in the sale and manufacture of Bubbles & Novelty Toys

- Traveled to Mainland China to meet with our factory owners to improve in-line product quality control, to increase daily production output, & to improve our margins by 1%
- Exposure to engineering, costing, factory selection, product & packaging design, & customer sales presentations

EDUCATION

CHAPMAN UNIVERSITY, *GEORGE L. ARGYROS SCHOOL OF BUSINESS & ECONOMICS* — May 2015

B.A. Economics | B.S. Business Administration: *Emphasis **Real Estate**, Emphasis **Finance*** — GPA: 3.45

Awards/Positions:
- Campus Leadership Award Recipient: Outstanding Sophomore
- Manage (with other students) $2,100,000 investment fund allocated by the University
- Chapman University Dean's List
- Treasurer & Vice President - Phi Gamma Delta Omega Chi Lambda Class

Courses:
Portfolio Management & Analysis, Analytical Decision Making, Financial Management, Microeconomic & Macroeconomic Theory, International Financial Management, Intermediate Financial Management, Financing Entrepreneurial Enterprises, Investments, Real Estate Finance, Real Estate Law, Math Analysis for Business, Business Statistics, Financial/Managerial Accounting

HUNTER STUTSMAN

hstutsman99@gmail.com | 425-922-5323

B2B and B2C SALES
BUSINESS DEVELOPMENT | TECHNOLOGY | FINANCE

3+ years experience in a variety of unique industries - with established companies and entrepreneurs. **Sales**, **business development**, **account management**, logistics, **finance** and social media within companies that require strong attention to detail and high levels of customer engagement. Co-founder of Peeka, a VR educational software product that is being showcased by the Pacific Science Center. Responsible for logistics at Northwest Fish Company, – including the distribution and sale of > 150k of seafood a week and working with companies like Costco, Safeway, Kroger and Pacific Seafood. Exploring technical and professional services Sales Associate roles in the Seattle region.

PROFESSIONAL EXPERIENCE

2017 – present: Peeka   Seattle, WA
VP of Marketing and Sales
Peeka is a platform where children read, learn and play in virtual reality. Peeka's VR children's books showcase favorite stories come to life. Alpha-stage product completed, securing Series A round.
- Serve as Peeka's Sales leader, managing all aspects of the B2C and B2B channels. Deep understanding of customer personas, direct competitors, gaps in the marketplace and unique product value proposition.
- Responsible for creatively prospecting and implementing strategies that improve Peeka's visibility in the highly competitive educational market.
- Proactively engaged Seattle's Pacific Science Center. Result: Peeka is now showcased within the museum – allowing for continued beta-testing and customer measurement.
- Research, identify, manage and build relationships with schools and libraries in the Greater Seattle Area
- Collaborated with co-founders to develop and agree upon business model.
- Design and implement the product testing procedure that has informed significant improvements to the overall UI of the product and enhanced user experience.
- Secure book rights – a process that required a deep understanding of copyright laws and author agreements/contracts.
- Identified and secured funding by developing valuable relationships and thoughtful, impactful collateral that showcased the product and financial forecasts.
- Design and develop Peeka's social media/imprint, including website, SEO, Facebook and other social media outlets.

2015 – present: Stutz LLC   Seattle, WA
Small business and startup marketing and digital media consulting.
- Manage implementation of social media, email and phone campaign for The Academy For Leadership And Training.

- Work with management teams to create and implement sales and operations strategies that improved long-term and short-term profitability for Cold Locker Storage and Processing.

2015 – 2017: Northwest Fish Co. & Three Winches   Seattle, WA
PROJECT/PROGRAM MANAGER
Managed a variety of projects, processes, logistics and financials for one of the Pacific Northwest's most active Angel Investors, with assets of >$200M.

Seafood Distribution and Sales
- Managed customer relationships, including **Safeway, Costco, Kroger, Pacific Seafood** and other importers/exporters.
- Handled logistics and sales for halibut program, involving the weekly processing, shipping, and selling >150k pounds of seafood in a 24-48 hour window, Within tight timetables, managed orders, sold and routed correctly across the continental U.S., Hawaii, and Guam – always delivering on time and at budget.
- Worked with transportation partners to move millions of pounds of fresh seafood from some of the most remote places in Alaska to the continental US and Hawaii – a challenge due to being a highly perishable product requiring strict refrigeration standards. Often handled complex transportation issues that resulted with so many variables in the cold chain network.

Finance
- Analyzed Angel investment opportunities and audited business valuation and forecasting, providing guidance to primary funders.
- Sourced investment opportunities to be reviewed
- Created summary financial reports for multiple equity, loan, and real estate positions. Known for effectively encapsulating complex financial information in reports that could be easily reviewed by busy senior leadership.
- Managed the finance-side of the fish sales and procurement business and providing up-to-the-minute reporting to evaluate product sales opportunities.
- Leveraged Excel, Quickbooks and other SaaS tools that kept records up-to-date.

Technology
- Responsible for the selection, implementation and set-up for company's seafood technology systems, including networks, software development (basic knowledge of Java and Python).

Real Estate
- Evaluated real estate rental value for >15 properties across the U.S.
- Served as property manager remotely for properties across US.

EDUCATION
Bachelor of Science, Business Administration, Marketing and Finance
Chapman University
2015

ACTIVITIES & INTERESTS

Soccer/Sports, Virtual Reality, Photography, Financial and Investment analysis, Cryptocurrencies, Video and Board games